UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
October 4, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Mesoblast Limited

File No. 1-37626 - CF#36734
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Mesoblast Limited submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on August 31, 2018.

Based on representations by Mesoblast Limited that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 4.21	through December 14, 2027
Exhibit 4.22	through March 1, 2022
Exhibit 4.23	through June 29, 2026
Exhibit 4.24	through July 17, 2027

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary